Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1083-1

October 28, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Chanda DeLong Staff Attorney, Division of Corporate Finance

Dear Sirs:

Re:	On The Move Systems Corp. (“the Company”) Amendment No. 1 to Registration Statement on Form S-1 File No. 333-168530 Filed October 4, 2010

We are the solicitors for the Company.  We refer to your letter of October 18, 2010 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed October 4, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 1 to Form S-1 Registration Statement filed October 4, 2010

Prospectus Cover Page

1.	Please revise to limit your outside cover to one page. Refer to 501(b) of Regulation S-K.

Response:  We have revised the cover page as requested.

Calculation of Registration Fee, page 3

2.	Please revise the fee table to specify the subsection of Rule 457 on which you are relying.

Response:  We have specified our reliance on Rule 457 (o|) in the fee table.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Business Summary, page 8

3.	Refer to the first paragraph of this section. Please revise to clarify that as of May 31, 2010 you had nominal cash assets, as opposed to as of May 31, 2009.

Response:  We have revised the registration statement as requested.

4.	Please add a sentence to your first paragraph to disclose, if true, that you have taken no steps to secure the $425,000 additional financing that you will need to implement your business plan.

Response:  We have revised the registration statement as requested.

5.

Refer to the third and fourth full paragraphs.  Please revise here and in your “Business Description” section to indicate, if true, that you have not commenced providing any services, have not created relationships with any potential customers, and have not obtained any inventory.  State that there is no guarantee you will ever be able to do so.

Response:  We have revised the registration statement as requested.

6.

Refer to the last paragraph of this section.  Please revise here and in your “Business Description” section to state, if true, that you have taken no steps to market your services, to exhibit at regional shows, or to establish a website.  State that there is no guarantee that you will ever be able to do so.

Response:  We have revised the registration statement as requested.

Summary of Our Financial Information, page 9

7.	Please revise to indicate that your date of inception was March 25, 2010, as opposed to March 25, 2009.

Response:  We have corrected the error as requested.

Risk Factors, page 9

General

8.	Please add a risk factor to discuss that Mr. Crawford has another business that provides the same types of services and will compete with you.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 3	CORPORATE AND SECURITIES LAWYERS

Response: We have added the following risk factor beginning on page 15 of the registration statement:

“OUR SOLE DIRECTOR AND OFFICER, JOHN B. CRAWFORD, OWNS AND OPERATES A BUSINESS THAT IS POTENTIALLY COMPETITIVE WITH OUR OWN, WHICH MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Our sole officer and director, John B. Crawford earns his livelihood as owner and operator of Crawford Mobile Install Co., a company carrying on business in the mobile sale and installation of aftermarket electronics for automobiles.  There is no relationship between On the Move Systems Corp. and Crawford Mobile Install Co. other than our common ownership and common industry.  Crawford Mobile Install Co. provides mobile electronic sale and installation services for automobile dealerships and individual customers. It does not provide services for marine or recreational vehicles and has not targeted large corporate or government customers as we intend to do.  Nevertheless, because our businesses overlap, Mr. Crawford may become aware of investment and business opportunities that may be appropriate for presentation to us as well as to Crawford Mobile Install Co.  As a result he may have conflicts of interest in determining to which entity a particular business opportunity should be presented.  Presently, Mr. Crawford intends to wind up Crawford Mobile Install Co. once we have established sufficient operations to justify compensation for his services, however there is no guarantee that this will occur.

In general, officers and directors of a corporation are required to present business opportunities to the corporation if:

•	the corporation could financially undertake the opportunity:

•	the opportunity is within the corporation’s line of business: and

•	it would be unfair to the corporation and it’s stockholders not to bring the opportunity to the attention of the corporation.

Accordingly, we anticipate that Mr. Crawford will offer all new business opportunities to our Company on a priority basis, provided that we have the capacity to complete the work.  However, the assessment of business opportunities is highly subjective and will be conducted by Mr. Crawford without the oversight of independent directors or other management. Accordingly, there is risk that conflicts of interest regarding the presentation of business opportunities will be resolved in a manner that will deprive us of future business, which would reduce our ability to compete or cause our business to fail.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 4	CORPORATE AND SECURITIES LAWYERS

Use of Proceeds, page 19

9.

Please advise as to why the amount of your public company reporting costs will change based on the amount of shares sold.  Please also advise as to why the numbers here differ from those on age 32 of your filing.

Response:  The variance in public company reporting costs within the use of proceeds table and between the use of proceeds table and the plan of operations budget table reflects the company’s intention to rely increasingly on legal counsel for the preparation of continuous disclosure documents if sufficient financial resources are available.  The company also anticipates that it will experience increased continuous disclosure costs with the increased business activity that would likely result from increased financing, provided that the increase of continuous disclosure costs will likely plateau once the company raises approximately 20% of its $477,500 financing goal.  We have annotated the relevant allocation tables in the registration statement accordingly.

Business Strategy, page 26

10.	Please revise your first paragraph to disclose that you have taken no steps to implement your strategy and there is no guarantee you will ever be able to do so.

Response: We have revised the registration statement as requested.

11.	Provide the basis for your belief that you will be able to service an area within a 100 mile radius of your base of operations.

Response:  The Company’s belief that it will be able to service an area within a 100 mile radius of its base of operations is based on the estimation that a single service vehicle may practically travel to service a client within that radius in a single business day without requiring overnight accommodations or unreasonable overtime labor costs. We have updated the registration statement accordingly.

Installed Products, page 27

12.

Please revise the first paragraph of this section to indicate that you have taken no steps to obtain an inventory and that there is no guarantee you will ever provide the services or have the products that you intend to offer.

Response: We have revised the registration statement as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Business Plan Implementation Schedule, page 27

13.	Please revise to indicate that you have taken no steps to secure the $425,000 in additional financing that you will need to implement your business plan.

Response: We have updated the registration statement as requested.

14.

We note your response to our prior comment 24.  Although you state you are unable to establish a schedule for the completion of specific tasks, please revise to include a timeline of when you intend to commence the implementation of each step in your business plan.  Please also advise as to how you intend to implement your business plan in a way that is "concurrent or near concurrent and progressive."  If you are unable to include a timeline for the implementation of your business plan, please add a risk factor to discuss this.

Response:  We have revised the registration statement to clarify the language regarding the timing of our business plan and have added the following risk factor regarding the company’s inability to include a timeline for the implementation of its business plan:

“WE ARE UNABLE TO PROVIDE A TIMELIME FOR THE IMPLEMENTATION OF OUR BUSINESS PLAN, WHICH CASTS SUBSTANTIAL DOUBT ON THE VIABILITY OF OUR BUSINESS AND OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We anticipate that we will require a total of $477,500 ($420,000 in addition to the $52,500 that we are seeking to raise through this offering) in order implement our business plan.   What’s more, with the clear exception of the costs associated with this offering ($10,000) we anticipate that virtually all aspects of our business plan must be executed concurrently or near concurrently with each other in order for us to generate more than nominal revenues.  Because we have taken no steps to identify potential sources of financing that we will require to execute our business plan we cannot estimate if or when we will obtain additional financing.  Therefore, we are also unable to provide a timeline for the implementation of our business plan.  Our inability to provide a timeline for the implementation of our business plan at this time casts substantial doubt on the viability of our business and will have an adverse impact on our ability to attract investors, which may cause our business to fail.  Any investment in our business is therefore highly speculative.”

15.	Please revise to discuss how you have determined that all the aspects of your business plan are scalable in terms of size, quality and effectiveness.

Response:  We have revised the registration statement as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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16.

We note your response to our prior comment 22 and reissue.  Please revise here and in your “Plan of Operation” section to provide a detailed narrative as to how your business plans will change if you raise 25%, 50%, 75% or 100% of the offering proceeds.

Response:  We have revised the registration statement as requested.

Competition, page 27

17.

Please delete references to the larger companies with whom you intend to compete, as based on your lack of revenues and limited assets, there is no indication you will be able to compete with these companies.

Response: We have revised the registration statement as requested.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 31

18.	Refer to the anticipated expenses chart. Please advise as to what you mean by “Insurance – G & A.” Similarly revise your "Use of Proceeds" section.

Response: “Insurance G&A” refers to insurance and general administrative expenses. Insurance expenses include general liability, workers compensation, unemployment insurance, vehicle insurance, umbrella liability and business interruption insurance. General & administrative expense includes communications, travel, entertainment, vehicle maintenance, utilities, postage, general office and miscellaneous expenses. We have revised the prospectus as requested.

19.

We note your response to our prior comment 37 and reissue.  Refer to the second paragraph on page 33 and your statement that you intend to pursue capital through sources such as your officer and director.  Please disclose whether your officer and director has indicated, either verbally or in writing, that he intends to provide additional financing to the business.

Response: We have revised the registration statement as requested.

20.	Please revise to disclose, in detail, the steps you intend to take to identify sources of the $425,000 in financing required to implement your business plan.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:

Dealer Prospectus Delivery Obligation, page II-2

21.	Please move this to the back page of the prospectus, which should appear before the Part II information.

Response: We have revised the registration statement as requested.

Opinion of Counsel, Exhibit 5.1

22.	We note your response to our prior comment 42. Please confirm that you will update the opinion to the date of effectiveness.

Response: We confirm that we will update our opinion to the date of effectiveness.

Please note that we have further updated the registration statement to include the financial statements of the company for the year ended August 31, 2010.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:  /s/ Konrad Malik

Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.